Liquid Media Group Updates Board of Directors

Liquid Welcomes Mike Devine to the Board of Directors

VANCOUVER, British Columbia, Nov. 8, 2022 -- Liquid Media Group Ltd. (Nasdaq: YVR) ("Company"), an entertainment company providing optimized content intelligence, distribution and financing solutions across media, today announces the addition of Mike Devine to the Board of Directors, and accepts the resignation of outgoing member Stephen Jackson.

“On behalf of the Company and the Board of Directors, I would like to thank Stephen for his dedicated service and his many contributions to the organization. His experience and insight will be missed, and we wish Stephen all the best in his future endeavors,” said Joshua Jackson, Interim CEO and Chairman of the Company’s Board of Directors.

Mr. Stephen Jackson added, “It has been a privilege to serve on the Board of Directors since 2018. I leave the Company with great confidence in its leadership and strategy.”

Replacing Stephen on the Board will be Mike Devine. Mr. Devine has over 25 years of Executive and Board experience in technology. He is currently the Founder and CEO of Jet Digital Inc., the developer of JetStream, an accelerated file transfer software solution that moves large data quickly and securely; JetStream is used in Media and Entertainment, Professional Sports, Healthcare, Education, and more. As a technology entrepreneur and strategic leader, Mr. Devine has built businesses in multiple industries, from Hospitality to Telecommunications, Industrial IoT, and Fintech. More specifically, he spent ten years on the Executive team with Squirrel Systems, a global hospitality technology innovator. He was also the Co-Founder and President of Lochinvar Software, a loyalty and e-gifting company, prior to its eventual sale. In 2016, Mr. Devine received the Medal of Bravery from the Governor General of Canada.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

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Justin Kulik

CORE IR
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Industry

Jane Owen

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This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.